UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

Commission File Number 000-26052

BAAN COMPANY N.V. IN LIQUIDATIE

(Exact name of registrant as specified in its charter)

Baarnsche dijk 10, 3741 LL Baarn, Netherlands

(Address of Invensys Administratie BV’s offices –

the liquidator of BAAN Company N.V. (in liquidation))

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

BAAN Company N.V. (in liquidation) (the Company) announced the timing of liquidation and the filing of the report of the liquidation, the liquidation accounts and the plan of distribution regarding the liquidation of the Company.

Exhibit No.	Description

Exhibit 99.1	Announcement of Timing of Liquidation dated October 8, 2009

Exhibit 99.2	Announcement of Filing of the Report of the Liquidation, the Liquidation Balance Sheet and Plan of Distribution dated October 23, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BAAN Company N.V. in liquidatie (Registrant)

Dated: January 19, 2010	By:	/S/ JACCO GROENEVELD
	Name:	Jacco Groeneveld
	Title:	Director of Invensys Administratie BV, the liquidator of Baan Company N.V. (in liquidation)

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Announcement of Timing of Liquidation dated October 8, 2009

Exhibit 99.2	Announcement of Filing of the Report of the Liquidation, the Liquidation Balance Sheet and Plan of Distribution dated October 23, 2009

Exhibit 99.1

Announcement from Baan Company N.V. (in liquidation)

Timing of the liquidation of the Company

The undersigned acting in its capacity of liquidator of Baan Company N.V. in liquidation (the Company) hereby makes the following announcement in relation to the ongoing liquidation of the Company.

The Company currently expects to file the accounts and the plan of distribution (plan van verdeling) relating to the liquidation (vereffening) of the Company with the Dutch Chamber of Commerce prior to October 31, 2009. The filing, when made, will be publicly announced and published in accordance with Section 2:23b of the Dutch Civil Code (Burgerlijk wetboek).

In the absence of objections by creditors the Company expects to terminate the liquidation at the end of 2009 resulting in the final liquidation distribution of € 2.85 per share being made in the course of January 2010.

Invensys Administratie B.V.

Baarnsche dijk 10

3741 LL Baarn

Links

http://www.invensys.com/baan

Note for the editor

For further information

Name: Steve Devany

Title: Head of Corporate Communication

Tel: + 44 (o) 207 821 3758

Fax: + 44 (o) 207 821 3884

Email: steve.devany@invensys.com

Date: October 8, 2009

Exhibit 99.2

Press release of Baan Company N.V. (in liquidation) (“the Company”)

Filing of the report of the liquidator, the liquidation balance sheet and plan of distribution

The Company hereby announces that the report of the liquidator, the liquidation accounts (rekening en verantwoording) and the plan of distribution (plan van verdeling) regarding the liquidation of the Company will be made available today with the Chamber of Commerce of East Netherlands (office location Enschede) for inspection. The documents are also available at the offices of the Company. Following completion of the statutory two month creditor objection period the Company will be able to make the liquidation distribution in the amount of € 2.85 per share as set forth in the plan of distribution. The Company shall make a further announcement as to settlement of the liquidation distribution.

Further information

For further information please contact:

Links

http://www.invensys.com/baan

Note for the editor

For further information

Name: Steve Devany

Title: Head of Corporate Communication

Tel: + 44 (o) 207 821 3758

Fax: + 44 (o) 207 821 3884

Email: steve.devany@invensys.com

Date: October 23, 2009